UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010


September 13, 2005

Via facsimile and U.S. Mail

Mr. Steven A. Manz
Chief Financial Officer
Hercules Offshore, Inc.
2929 Briarpark Drive, Suite 435
Houston, Texas  77042

Re:  	Hercules Offshore, Inc.
      Amended Registration Statement on Form S-1
      Filed August 22, 2005
      File No. 333-126457

Dear Mr. Manz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General
1. It is apparent that the marked versions of the amendment you provided do not accurately reflect the changes you made. For example, you did not mark any of the changes that you made to the Risk Factors section. Please provide us with at least two newly marked versions of Amendment 1 that include highlighting or another means to identify those portions that are newly marked and to distinguish these marked portions from the portions you previously identified as changed. Once we have the opportunity to review the new disclosure and the changes you identify, we may have additional comments. In that regard, due to the absence of marked changes, we were unable to locate a number of changes you purported to make in response to our prior comments.

Similarly, ensure that you file via EDGAR and provide us with accurately marked versions of amendment 2 and all future amendments.

2. We remind you of prior comment 3.
3. All registrants need to sign the registration statement prior to effectiveness. In that regard, ensure that Hercules Offshore, Inc.
and all required officers and directors sign the next amendment.
4. We may have additional comments regarding the next amendment once you provide the remaining information, exhibits and other materials to which prior comments 4, 5 and 6 related. We also may have comments once we view any new disclosure regarding the impact, if any, that the recent hurricane had on your business or operations.
5. If you are unable to file the executed certificate of incorporation and bylaws prior to effectiveness, file these documents as exhibits to a post-effective amendment or to a Form 8-K immediately upon execution rather than at such time as you file your next periodic report.
Table of Contents, page i
6. We restate prior comment 10 with regard to the language that remains in the third sentence on page ii. Revise it to comply with our prior concerns, for example, by eliminating all but the second through seventh words.

Prospectus Summary, page 1
Our Company, page 1
7. We note your response and supplemental materials submitted in response to prior comment 13. However, a number of your assertions appear to lack support. Please revise accordingly or provide us with additional justification in each case, for example your claims of "leading" status. In addition, revise to make clear that you operate only seven rigs, as prior comment 12 suggested.
Selling Stockholders, page 70
8. We note your response to prior comment 37. Include the information relating to the natural person(s) with beneficial ownership of Kestrel Capital, L.P. and Davenport Living Trust. Also include in the table entries for the members of the investment committee referenced in note 3, as Rule 13d-3 refers to shared investment or voting power.

Draft opinion of counsel
9. We may have additional comments once you provide the final version of the opinion. We suggest that you provide us with a marked version to reflect any changes. In that regard, it appears that counsel will be unable to limit its opinion to the DGCL when it refers separately to the LLC Act as well.


Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sandy Eisen at (202) 551-3864, or April
Sifford
at (202) 551-3684, if you have any questions regarding issues related
to the financial statements.  Please contact Melinda Kramer at
(202)
551-3726 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

								Sincerely,




								H. Roger Schwall
								Assistant Director

cc:	Tull Florey, Esq.

	Melinda Kramer
	Timothy Levenberg
	Sandy Eisen
	April Sifford

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Mr. Steven A. Manz
Hercules Offshore, Inc.
September 13, 2005
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